UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATLANTIC COAST FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

048426100

(CUSIP Number)

Amin Fadul Ali

Nasdec General Trading LLC, Office 1403, 14th Floor

One Business Bay, Business Bay Area, PO Box 113296

Dubai, United Arab Emirates

+971 (0) 4428 1393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Walter Van Dorn

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020-1089

Telephone: (212) 768-6985

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048426100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Mr. Amin Fadul Ali
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 250,000 Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 250,000 Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14.	TYPE OF REPORTING PERSON IN

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (each, a “Share”, and collectively, the “Shares”), of Atlantic Coast Financial Corporation, a Maryland corporation (“AC Financial” or the “Issuer”). The principal executive offices of AC Financial are located at 10151 Deerwood Park Boulevard, Building 200, Suite 100, Jacksonville, Florida 32256.

Item 2.	Identity and Background

This Schedule 13D is being filed by Mr. Amin Fadul Ali (“the “Reporting Person”), who has sole voting and disparities power over 250,000 Shares.

The Reporting Person’s business address is Nasdec General Trading LLC, Office 1403, 14th Floor, One Business Bay, Business Bay Area, PO Box 113296, Dubai, United Arab Emirates. The Reporting Person’s present principal occupation is as a director at Nasdec General Trading LLC at the business address referenced in this Item 2.

During the five years prior to the date hereof, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a natural person and is currently a citizen of the United Arab Emirates.

Item 3.	Source and Amount of Funds or Other Consideration

On the dates referenced on Schedule 1 hereto, the Reporting Person acquired the Shares that triggered the filing of this Schedule 13D via open market purchases effected through a broker. The Reporting Person used his own personal funds to acquire such Shares.

Item 4.	Purpose of Transaction

The Reporting Person acquired the 250,000 Shares for investment purposes.

The Reporting Person has reviewed the Schedule 13D and the exhibits thereto, filed on February 15, 2013 by Jay S. Sidhu, Bhanu Choudhrie, Emblem Capital Limited and Emblem Investments LLC, and the amendments thereto, filed with the SEC from time to time. Based on the Reporting Person’s review of the proposals and arguments made therein, the Reporting Person currently intends to vote his Shares in favor of the director nominees supported by Mr. Sidhu when such matter is brought to a stockholder vote. Furthermore, in the Issuer’s Form 8-K filed on February 26, 2013, the Issuer publicly announced that on February 25, 2013 the Issuer and its savings bank subsidiary, Atlantic Coast Bank (the “Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bond Street Holdings, Inc. (“Bond Street”) and its bank subsidiary, Florida Community Bank, N.A. (“Florida Community Bank”). Pursuant to the Merger Agreement, the Issuer will be merged with and into Bond Street (the “Merger”) and the Bank will then merge with and into Florida Community Bank, subject to stockholder approval. The Reporting Person currently intends to vote his Shares against the Merger when it is brought to a stockholder vote.

The Reporting Person retains the right to change his investment intent, from time to time to acquire additional Shares or other securities of the Issuer, or to sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Shares or other securities of the Issuer, if any, beneficially owned by him, in any manner permitted by law. The Reporting Person may engage from time to time in transactions with financial institutions and other parties with respect to the Shares as permitted by law. Other than as described above, the Reporting Person currently has no plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

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Item 5.	Interest in Securities of the Issuer

(a) – (b)	The responses to Items 7 to 13 on page two of this Schedule 13D are incorporated herein by reference. The percentage of Shares outstanding reported as beneficially owned by the Reporting Person set forth on page two as of the date hereof is based on 2,629,061 Shares outstanding on March 21, 2013 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012.

(c)	The information contained in Item 3 hereto is incorporated herein by reference. Information concerning transactions in equity securities of the Issuer effected by the Reporting Person during the past 60 days is set forth on Schedule 1 hereto.

(d)	The Reporting Person does not know of any person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above, or between such person and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2013

Signature:

AMIN FADUL ALI

By:	/s/ Amin Fadul Ali
Name:	Amin Fadul Ali

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SCHEDULE 1

The following table sets forth information with respect to each transaction in Shares by the Reporting Person during the past 60 days. All transactions were effected on the Nasdaq Stock Market, Inc. through a broker and in each case reflect the trade date of such transactions.

Date	Purchaser	Number of Shares Purchased	Price Per Share
March 8, 2013	Amin Fadul Ali	42,000	$4.36
March 11, 2013	Amin Fadul Ali	38,738	$4.45
March 12, 2013	Amin Fadul Ali	43,544	$4.547
March 13, 2013	Amin Fadul Ali	40,718	$4.476